                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                                 Form 11-K

     (Mark One)
     [ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

               For The Fiscal Year Ended December 31, 1993

                                    OR

     [   ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               For the transition period from       to

               Commission file number  0-6547

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
               Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees, 201 Centennial Avenue, Piscataway, NJ 08854

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: MCI Communications Corporation, 1801 Pennsylvania Avenue, NW, Washington, DC 20006

                   WESTERN UNION INTERNATIONAL, INC.
            401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                            EIN:  13-1989550
               INDEX TO FINANCIAL STATEMENTS AND SCHEDULES



                                                            Page(s)
                                                            -------

Report of Independent Accountants                                3

Statements of Net Assets Available for Benefits at
December 31, 1993 and 1992                                       4

Statement of Changes in Net Assets Available for
Benefits for the year ended December 31, 1993                    5

Notes to Financial Statements on Form 11-K                     6-10

Additional Information:
  Schedule I.   Schedule of Assets Held for Investment
                Purposes at December 31, 1993                    11


  Schedule II.  Schedule of Reportable Transactions
                for the year ended December 31, 1993             12

Signature                                                        13

Exhibits:
  23. Consent of Independent Accountants                         14

  99. Certification Regarding Certain Investment
      Arrangements                                               15

                     REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrative
Committee of the Western Union International, Inc.
401(k) Plan for Collectively Bargained Employees

In our opinion, the accompanying statements of net assets available for benefits and related statement of changes in net assets available for benefits present fairly, in all material respects, the financial status of the Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees at December 31, 1993 and 1992, and the changes in its financial status for the year ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE


Washington, D.C.
June 10, 1994

                     WESTERN UNION INTERNATIONAL, INC.
              401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                              EIN: 13-1989550
              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                           December 31
                                   --------------------------------
                                        1993             1992
                                   ----------           ----------

Non-interest bearing cash          $      198        $    2,910

Employer contribution receivable            8                26

Other receivable                                         20,762


General investments:

  Loans to Participants               177,411

  Value of interest in collective
  investment funds of trustee         348,021           603,306

  Value of interest in registered
  investment company                1,706,589           630,096

  Value of guaranteed investment
  contracts                         2,671,620         1,722,893
                                   ----------        ----------

    Total general investments       4,903,641         2,956,295
                                   ----------        ----------

Employer related investments:

  Employer securities               3,051,198         1,648,955
                                   ----------        ----------

Net assets available for benefits  $7,955,045        $4,628,948
                                   ==========       ===========

See accompanying notes to the financial statements.

                     WESTERN UNION INTERNATIONAL, INC.
             401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                              EIN: 13-1989550
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                   FOR THE YEAR ENDED DECEMBER 31, 1993


INCOME
- ------

Contributions:

   Non-cash employer                              $  459,008
   Participants                                    1,317,963
   Rollovers                                         368,354
   Transfers from RSP                                 72,857
                                                  ----------
          Total contributions                      2,218,182
                                                  ----------
Earnings on investments:

   Interest on guaranteed investment
     contracts                                       184,108
   Interest on participant loans                       3,143
   Dividends on common stock                           4,942
   Unrealized appreciation of assets                 762,856
   Net investment gain from collective
     investment funds of trustee                      59,850
   Net investment gain from registered
     investment company                              145,773
                                                  ----------
          Total earnings on investments            1,160,672
                                                  ----------
Total income                                       3,378,854

EXPENSES
- --------


Participant benefits                                ( 52,757)
                                                  ----------
Net income                                         3,326,097

Net assets available for benefits at
   beginning of year                               4,628,948
                                                  ----------

Net assets available for benefits at
   end of year                                    $7,955,045
                                                  ===========

See accompanying notes to the financial statements.

                     WESTERN UNION INTERNATIONAL, INC.
             401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                              EIN: 13-1989550
                NOTES TO FINANCIAL STATEMENTS ON FORM 11-K
                             DECEMBER 31, 1993

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the Western Union
International, Inc. 401(k) Plan for Collectively Bargained
Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Effective July 1, 1990, Western Union International, Inc. (the "Company") established a 401(k) deferred savings plan called the Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees. The Plan sponsor is Western Union International, Inc., a wholly-owned subsidiary of MCI International, Inc. which is a wholly-owned subsidiary of MCI Communications Corporation. Employees of the Company who are represented by American Communications Association Locals 9 or 111 and the Communications Trade Division affiliated with the International Brotherhood of Teamsters are generally eligible to
participate in the Plan.   Participants may contribute up to 10%
of compensation ("Elective Contribution") under the Plan. The first 6% of the Elective Contribution is eligible for a Company matching contribution in the form of MCI Communications Corporation common stock at a rate of $.50 for each dollar contributed by the employee. The Company's matching contribution is made monthly and is determined by the closing price of MCI Communications Corporation common stock on the last trading day of the month. Participants' Elective Contributions are withheld from their weekly paychecks. The Company transfers these contributions to the Plan after each pay period. Participants vest in the Company's matching contributions at a rate of 20% per year of service and are always 100% vested in their Elective Contributions. Participants receive a year of service for each Plan year during which they complete at least 1,000 hours of service. Participants also receive credit for years of service for each calendar year prior to July 1, 1993 during which they completed 1,000 hours of service. Elective Contributions may be invested in any of four investment funds. The available investment funds are:

     -   Fund A - Aggressive Equity Fund

          An aggressive equity mutual fund invested primarily in corporate stocks. The fund is professionally managed by Putnam Voyager.

     -   Fund B - MCI Common Stock Fund

          A fund investing in MCI Communications Corporation common stock. These shares of stock are qualified employer securities as defined by the Employee Retirement Income
          Security Act of 1974.

     -   Fund C - Laurel S & P Fund

          A collective investment fund invested in common stock which mirrors the Standard & Poor's 500 Composite Stock Index. All investment decisions are made by Mellon Capital Management Corporation, a subsidiary of the Plan trustee. The trustee oversees the fund in accordance with the trust agreement.

     -   Fund D - Long-Term Fixed Income Fund

          A long-term fixed income fund which guarantees both principal and interest through investments in guaranteed interest and annuity contracts. The guaranteed interest rate at December 31, 1993 was 9%. The long-term fixed income fund also includes the Mellon Bank Temporary Investment Fund (TIF) due to a contract maturity on December 29, 1993

Each individual's investment in Fund B is recorded in their participant account on a per share basis of the MCI Communications Corporation common stock according to their prorata portion of the share activity in the fund. All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a prorata basis. Therefore, the Plan does not record activity on a unit value basis.

Participants may change the allocation of their future contributions among funds at any time.

Distribution of the benefits in a participant's Plan account is normally made only after the participant ceases to be an employee of the Company. However, the account balance of a participant's Elective Contributions may be withdrawn prior to termination of employment if the participant can demonstrate an economic hardship. Upon termination of employment, a participant receives all vested assets in his individual account. Non-vested portions of a terminated participant's account are forfeited and used to offset future Company matching contributions. Employees hired by MCI Communications Corporation may transfer their account balances directly to the qualified MCI Communications Corporation ESOP and 401(k) Plan.

The Plan is not a defined benefit plan and, accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation. Plan assets are held by the trustee, Mellon Bank, N.A. of Pittsburgh, Pennsylvania. The Company reserves its right under the Plan to discontinue its contributions and to terminate the Plan at any time. Upon such termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order of priority set forth in Section 4044 of the Employee Retirement Income Security Act of 1974. The Company has not expressed any intention to discontinue its contributions nor to terminate the Plan.


NOTE 2 - DESCRIPTION OF ACCOUNTING PRINCIPLES AND PRACTICES

The financial statements for the Plan are prepared on the accrual basis of accounting.

The expense recorded upon the distribution of MCI Communications
Corporation common stock to participants is the fair market value as of the distribution date. Purchases and sales of securities are recorded on the trade date.

The Plan's interest in a registered investment company and employer securities are stated at fair value, measured by the quoted current market price. Units in collective investment funds are valued at the net asset value as reported by such funds at the end of each period. Funds invested in guaranteed investment contracts are stated at contract value, measured as cost plus earned interest income.

Administrative expenses of the Plan are paid by the Company.

NOTE 3 - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

The allocation of income and changes in assets among the investment funds for year ended December 31, 1993 are as follows:

                                                                 Long-Term
                    Aggressive     MCI Common     Laurel            Fixed
                      Equity          Stock        S & P           Income       Total
                      Fund            Fund         Fund              Fund        Funds
                    ----------     ----------     --------       ---------      --------
INCOME
- -------
Contributions:
  Non-cash employer                $  459,008                                   $  459,008


  Participants      $  296,365        129,841     $ 219,132     $  672,625       1,317,963



  Rollovers                            13,000        13,733        341,621         368,354
  Transfers from RSP      3,171                                     69,686          72,857
                      ---------     ---------     ----------   -----------     -----------

  Total contributions   299,536        601,849       232,865     1,083,932       2,218,182
                     ----------    -----------   -----------   -----------     -----------

Earnings on investments:

  Interest on guaranteed
    investment contracts                                           184,108         184,108

  Interest on Participants
    loans                   907            216           377         1,643           3,143

  Dividends on common stock              4,942                                       4,942

  Unrealized appreciation
    of assets                          762,856                                     762,856

  Net investment gain from
    collective investment
    funds of trustee         19             99        57,029         2,703          59,850

  Net investment gain from
    registered investment
    company             145,773                                                    145,773
                      ---------    -----------    -----------  ------------    -----------

  Total earnings
    on investments      146,699       768,113          57,406       188,454      1,160,672
                      ---------  ------------     -----------  ------------    ----------
  Total income          446,235     1,369,962         290,271     1,272,386      3,378,854


EXPENSES
- --------
  Participant benefits  ( 5,801)      (10,712)         (8,722)      (27,522)      (52,757)
                     ----------   -----------    ------------  ------------    -----------
  Net income            440,434     1,359,250         281,549     1,244,864      3,326,097

  Interfund transfers  ( 24,856 )      61,917        ( 50,876 )      13,815            -0-

  Net assets available for
  benefits at beginning of
  year                  631,934     1,649,198         538,963     1,808,853      4,628,948
                     ----------   -----------    ------------  ------------    -----------

  Net assets available for
  benefits at the end
  of year            $1,047,512    $3,070,365     $   769,636    $ 3,067,532    $7,955,045
                     ==========    ==========     ===========    ===========    ==========

The MCI Common Stock Fund and the Laurel S & P Fund are party-in-interest investments.

NOTE 4 - PARTICIPANTS' ACCOUNTS

As of December 31, 1993 and 1992, the Plan held 108,007 and 41,614 shares of MCI Communications Corporation common stock at a fair market value of $3,051,198 and $1,648,955. Of these shares, 14,274 and 13,738 were contributed by the Company during the Plan year ended December 31, 1993, and 1992, respectively, as the Company's matching contribution. During the Plan year ended December 31, 1993 and 1992, 691 and 365 shares of MCI Communications Corporation common stock were distributed to participants. As of December 31, 1993 and 1992, the Plan's benefit claims payable was $231,647 and $89,194, which includes 3,048 and 760 shares of MCI Communications Corporation common stock at fair market values of $86,106 and $30,115, respectively.

Benefits claims payable represent the account balance of participants who have terminated from the Company and have not received distributions as of year end.


NOTE 5 - FEDERAL INCOME TAX STATUS

The Plan Administrator has received a favorable determination letter from the Internal Revenue Service covering the Plan as amended through July 1, 1990. Within the time frame allowed by IRS, the Company will file a determination letter covering 1993 amendments to the Plan. The Plan Administrator anticipates receiving a favorable determination from the IRS.

NOTE 6 - PARTICIPANTS' LOANS

Effective April 1, 1993, a loan feature was added to the Plan which allows employees to borrow up to 50% of their vested balance from their Plan accounts (or $50,000, whichever is less). The minimum loan mount is $1,000 and the minimum term of a loan is one year. The maximum term of a loan is five years for general purpose loan and fifteen years for a primary residence loan. Only one loan of eachtype, general purpose and primary residence, may be outstanding at any time. Loan proceeds are disbursed pro rata from each of the borrowers' investment funds, and are repaid through weekly payroll deductions. Loan repayments of principal and interest are invested based on the borrowers' current investment election. Interest rates for new loans are determined quarterly by the Plan Administrative Committee, based on the prime rate as published on the first day of each quarter in The Wall Street Journal, plus one percentage point. The interest rate is fixed for the term of the loan. Loans can be repaid in full, with one month's notice, by a cashier's or certified check. During the Plan year ended December 31, 1993, $188,767 in loans were disbursed and the principal repayments of $11,356 were made.

                                                                SCHEDULE I

                       WESTERN UNION INTERNATIONAL, INC.
                401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                                EIN:  13-1989550
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1993
                             ADDITIONAL INFORMATION

                                   NUMBER                   FAIR
                                     OF                     VALUE AT
                                   SHARES       COST        12/31/93
                                   -------      -----       ----------

DESCRIPTION/ISSUER
- -------------------

   LOANS TO PARTICIPANTS

   PARTICIPANTS LOAN FUND                     $  177,411      $  177,411
                                              ----------     -----------
INTEREST IN COLLECTIVE INVESTMENT
   FUNDS OF TRUSTEE

   * Mellon Bank Temporary
       Investment Fund                           348,021         348,021
                                             -----------     -----------
     Total interest in collective
        investment and loan funds                348,021         348,021
                                             -----------     -----------
INTEREST IN REGISTERED INVESTMENT
   COMPANY

   Putnam Voyager Fund       79,594              762,528         954,331

   Laurel S & P Fund         73,527              752,258         752,258
                                               ---------     -----------
  Total Interests in Registered Investments    1,514,786       1,706,589
                                              ----------    ------------
GUARANTEED INVESTMENT CONTRACTS

   John Hancock Mutual Life
     Insurance                                   750,282         750,282

   Allstate Life Insurance                       619,696        619,696

   Metropolitan Life Insurance                   703,979        703,979

   Principal Mutual Life Insurance               597,663        597,663
                                              ----------     ----------

   Total guaranteed investment contracts       2,671,620       2,671,620
                                             -----------    ------------
COMMON STOCK

 * MCI Communications
     Corporation                 108,007       1,894,913       3,051,198
                                             -----------      ----------

TOTAL INVESTMENTS                            $ 6,606,751     $ 7,954,839
                                             ===========     ===========
* Party-in-interest investment

                                                       SCHEDULE II


                     WESTERN UNION INTERNATIONAL, INC.
             401(k) PLAN FOR COLLECTIVELY BARGAINED EMPLOYEES
                              EIN: 13-1989550
                    SCHEDULE OF REPORTABLE TRANSACTIONS
                   FOR THE YEAR ENDED DECEMBER 31, 1993
                          ADDITIONAL INFORMATION


Transaction or series of transactions exceeding 5% of beginning fair value of plan assets for the plan year January 1, 1993 to December 31, 1993 are considered reportable transactions. Fair value at January 1, 1993 is $4,628,948. Five percent (5%) of fair value is $231,447.

                      Purchases                     Sales
                    -------------       ----------------------------------------------
Description/Issuer  Purchase Price      Sale Price     Cost of Asset  Gain (Loss)
- ------------------  --------------      ----------------------------------------------
Laurel S & P Fund   $752,258
                    (2 purchases)

John Hancock Mutual $355,140
  Life Insurance    (23 purchases)

Putnam Voyager Fund $206,683
                    (37 purchases)

* Mellon Bank Stock $168,530            $757,414        $645,504       $111,910
  Index Fund        (20 purchases)      (2 sales)

* Mellon Bank
  Temporary
   Investment Fund  $504,246            $427,589        $427,589       $   0
                    (272 purchases)     (70 sales)

Allstate Life
  Insurance
  Insurance         $610,880
                    (28 purchases)


* Party-in-interest transaction

                                 SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan sponsor of the Western Union International, Inc. 401(k) Plan for Collectively Bargained Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              WESTERN UNION INTERNATIONAL, INC.
                              401(k) PLAN FOR COLLECTIVELY
                              BARGAINED EMPLOYEES


Date: June 28, 1994           /S/ Frank R. Conrad

                              Frank R. Conrad
                              Controller
                              Western Union International, Inc